UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2016 (Report No. 2)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 20, 2016, the registrant received notice of the resignation of Mr. Isaac Krymolowski from his position as a director of the registrant, effective immediately. Mr. Krymolowski announced that his resignation was due to personal reasons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioBlast Pharma Ltd. (Registrant)

By /s/ Fredric Price
Name: Fredric Price
Executive Chairman

Date: June 23, 2016